December 23, 2008

Kurt Dalmata
Chief Executive Officer
ASP Ventures Corp.
Seestrasse 8
CH-8702 Zollikon, Switzerland

      Re: **ASP Ventures Corp.**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed April 9, 2008
               Form 10-Q for Fiscal Quarter Ended March 31, 2008
               Filed May 15, 2008
               Form 10-Q for Fiscal Quarter Ended September 30, 2008
               Filed December 19, 2008
               File No. 000-28589

Dear Mr. Dalmata:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Audited Financial Statements for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, F-2

1. It does not appear that you have filed a report from your independent accountant which provides assurance on each period for which audited financial statements are presented in your filing. Please revise to provide an audit report that refers to the statements of operations, cash flows, and stockholders' equity for the period from May 15, 1998 (inception) through December 31, 2007. Refer to AU 508.

Report of Independent Registered Public Accounting Firm, F-3

2. It appears that the report issued by your former independent accountant refers to periods that are not presented in your filing. Please advise your former independent accountant to revise their report to only make reference to the periods presented in your filing for which they performed audit procedures. Refer to AU 508.

Item 9A – Controls and Procedures, page 17

3. It does not appear that your management has provided its conclusions regarding the effectiveness of disclosure controls and procedures as of December 31, 2007. Please revise. Refer to Item 307 of Regulation S-K.

4. Please tell us how the exclusion of the required disclosure noted in the preceding comment along with the other deficiencies in your filing impacted your conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2007. Your response should include a detailed discussion of the factors considered in reaching your conclusion. If you conclude that disclosure controls and procedures were not effective, please disclose the remediation plans that have been or will be enacted.

Management's Annual Report on Internal Control over Financial Reporting

5. We note that you have concluded that internal control over financial reporting was not effective at December 31, 2007. Please revise to disclose the following:
   - The nature of any material weaknesses,
   - When the material weakness, if any, was identified, by whom it was identified and when the material weakness first began,
   - The impact of the material weakness on your financial reporting and the control environment, and management's current plans, if any, to remediate the weakness.

Exhibit 31 – Section 302 Certification

6. We note that your Section 302 certification does not comply with the language required by Item 601 (31) of Regulation S-K in the following respects:
   - The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))

- Paragraph 4(b) as defined by Item 601 (31) of Regulation S-K was not included

Please revise your certifications to address each of the matters noted above. Note that these certifications must be signed by the principal executive officer and principal financial officer at the time of filing.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Exhibit 31 – Section 302 Certification

7. We note that your Section 302 certification does not comply with the language required by Item 601 (31) of Regulation S-K in the following respects:
   - The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
   - Paragraph 4(b) as defined by Item 601 (31) of Regulation S-K was not included

   Please revise your certification to address each of the matters noted above. Please note that an abbreviated amendment may only be required.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Item 4T – Controls and Procedures, page 18

Evaluation of Controls and Procedures

8. We note that you have concluded that your disclosure controls and procedures were effective at September 30, 2008. Considering that this Form 10-Q was not filed on a timely basis, please tell us how you determined that your disclosure controls and procedures were effective or revise your filing accordingly.

Changes in Internal Control Over Financial Reporting

9. We note the remediation plans disclosed in your March 31, 2008 Form 10-Q and your disclosure that you are "actively remedying" your material weaknesses in internal control over financial reporting. However, the disclosures in your subsequent periodic Exchange Act filings indicate that there have been no changes in internal control over financial reporting. Please revise or advise.

Exhibit 31 – Section 302 Certification

10. We note that your Section 302 certification does not comply with the language required by Item 601 (31) of Regulation S-K as ASP Ventures Corp. is referred to as "the small business issuer." Please confirm that ASP Ventures Corp. will be referred to as "the registrant" in the Section 302 certifications filed with your future Exchange Act filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services